Exhibit (a)(10)


        GKN AND SINTER METALS CLEAR U.S. ANTITRUST REVIEW



NEW YORK AND CLEVELAND, OH, MAY 21, 1997 - GKN plc (LSE: GKN) and Sinter Metals, Inc. (NYSE: SNM) announced today that GKN's tender offer for Sinter Metals, commenced on May 2, 1997, was granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. This applies to the pending cash tender offer by GKN's wholly owned subsidiary, GKN Powder Metallurgy, Inc., to purchase all outstanding shares of Class A Common Stock and Class B Common Stock of Sinter Metals, Inc. at $37.00 per share. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, May 30, 1997, unless the offer is extended.

Sinter Metals produces precision pressed powder metal parts for use principally in the automotive, lawn and garden, power tool and home appliance industries. The company has ten production facilities in North America and eight in Europe employing more than 3,000 people.

GKN is a global industrial company with sales exceeding [POUND STERLING]3.3 billion ($5.4 billion). It designs, develops and manufactures automotive and agritechnical components as well as aerospace and defense products and provides a range of industrial services. GKN is a UK FT-SE 100 company. Its operations are based in some 40 countries around the world employing some 30,000 people in its subsidiaries and a further 11,500 in associated companies.

Contact:

GKN             Public Affairs Department    011 44 171 930 2424
Sinter Metals   Investor Relations           216 771 6700